

Mail Stop 3720

February 23, 2010

**<u>Via U.S. Mail and Fax (561-491-4184)</u>**
Mr. Michael Matte
Chief Financial Officer
Quepasa Corporation
224 Datura Street, Ste. 1100
West Palm Beach, FL  33401

      **RE:**    **Quepasa Corporation**
               **Form 10-K for the fiscal year ended December 31, 2008**
               **Filed March 31, 2009**

               **Form 10-Q for the quarterly period ended September 30, 2009**
               **File No. 1-33105**

Dear Mr. Matte:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,


               Larry Spirgel
               Assistant Director